UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69676 / May 31, 2013

Admin. Proc. File No. 3-15207

In the Matter of

ARTFEST INTERNATIONAL, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Artfest International, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Artfest International, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of securities of Artfest International, Inc., is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Artfest International, Inc.*, Initial Decision Release No. 485 (Apr. 30, 2013), __ SEC Docket ___.

INITIAL DECISION RELEASE NO. 485
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15207

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, DC

In the Matter of

ARTFEST INTERNATIONAL, INC.,
CHINA ADVANCED MEDITECH, INC.,
CYNET, INC.,
DURHAM MARKETING CORP.,
EMISSARY CAPITAL GROUP, INC.
(n/k/a CAVALIER HOLDINGS, INC.), and
ESP ENTERPRISES, INC.
(n/k/a ESP ENTERPRISES OF LA, INC.)

INITIAL DECISION AS TO ARTFEST INTERNATIONAL, INC.
April 30, 2013

APPEARANCES: Neil J. Welch, Jr., and Stephan J. Schlegelmilch for the Division of Enforcement, Securities and Exchange Commission

Jonathan D. Leinwand, Esq., for Artfest International, Inc.

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on February 11, 2013, alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and have not filed periodic reports with the Commission as required by Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

On March 6, 2013, I issued an Order Making Findings and Revoking Registrations by Default as to Four Respondents and Granting Leave for Motion for Summary Disposition as to Two Respondents (Default Order). Artfest International, Inc., Exchange Act Release No. 69049. The Default Order revoked the registrations of all Respondents except Artfest International, Inc. (Artfest), and Durham Marketing Corp. (Durham). Artfest had filed a Response to the OIP, which I considered to be an Answer, and participated in the prehearing conference on March 4, 2013, and the Division of Enforcement (Division) indicated at the prehearing conference that Durham would settle the allegations.[1] I granted leave to the Division to file a motion for summary disposition as to

[1] Artfest titled the pleading a Response, but the Commission's Rules of Practice require an Answer so I will use the latter term. 17 C.F.R. § 201.220.

Artfest and Durham. See 17 C.F.R. § 201.250(a). On April 4, 2013, the Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Durham Marketing Corp. Artfest International, Inc., Exchange Act Release No. 69292.

On April 5, 2013, the Division filed a Motion for Summary Disposition and Brief in Support (Motion) with the Declaration of Neil J. Welch, Jr. in Support of the Division of Enforcement's Motion for Summary Disposition (Declaration) and nine exhibits. The exhibits are: (1) printout of Nevada Secretary of State website showing Artfest's status as revoked; (2) excerpt of Form 10-SB filed by Artfest's predecessor, Soldnet, Inc., on March 11, 2002; (3) delinquency letter from the Commission's Division of Corporation Finance to Artfest dated November 30, 2012; (4) printout from the website www.otcmarkets.com showing the trading status of Artfest's stock as of April 3, 2013; (5) printout showing Artfest's filings in the EDGAR database as of April 3, 2013; (6) excerpt from Artfest's Form 10-K/A for the fiscal year ended December 31, 2010, filed on October 20, 2011; (7) a portion of Artfest's Form 10-KSB for the fiscal year ended December 31, 2008; (8) a portion of Artfest's Form 10-K/A for the fiscal year ended December 31, 2009; and (9) a portion of Artfest's Form-8-K filed on February 22, 2013. I take official notice of these exhibits. See 17 C.F.R. § 201.323.

As of the date of this Initial Decision, Artfest has not filed an opposition to the Motion. See 17 C.F.R. § 201.154(b).

Findings of Fact and Conclusions of Law

Artfest is a revoked Nevada corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. See Declaration, Exs. 1, 2; OIP at 1; Answer. Artfest's claims that it had no notice that it was delinquent in its filings are irrelevant and untrue. An entity that registered securities with the Commission is responsible for knowing its obligation to file periodic reports and for keeping a valid address on file with the Commission. See 17 C.F.R. § 240.13a-1, 13a-13. On November 30, 2012, the Commission's Division of Corporation Finance sent a letter of delinquency by certified mail to "Mr. Edward Vakser, President, Artfest, 13300 Branch View Lane, Dallas, Texas 75234." Declaration, Ex. 3. This address was the address that appeared on Artfest's most recent filing with the Commission, which was a Form 10-K/A filed on October 20, 2011. Declaration, Exs. 5, 6. As of February 5 and April 3, 2013, Artfest's stock was trading on the over-the-counter markets. OIP at 2; Answer; Declaration, Ex. 4.

Artfest does not deny that its last required periodic filing with the Commission was a Form 10-K/A filed October 20, 2011. Tr. 4; OIP at 1; Answer; Declaration, Ex. 5. Artfest represents that it has engaged a new auditor and intends to file all delinquent periodic reports. Tr. 9; Answer. However, the sworn Declaration states that:

> On March 22, 2013, I spoke by telephone with David Brooks of D. Brooks & Associates, which had been announced as the new auditor for Artfest. Mr. Brooks told me he had received an engagement letter from Artfest on February 12, 2013, but not his retainer of $2,000, nor any information upon which to begin the audit. Mr. Brooks said he had not done any of his client acceptance procedures either because

he had not been paid his retainer. On April 3, 2013, Mr. Brooks left me a voicemail stating that the status of his audit of Artfest was the same, and that no retainer had yet been paid and no audit work had been done.

Declaration, 2-3.

Rule 250 of the Commission's Rules of Practice provides that:

(a) After a respondent's answer has been filed and, in an enforcement or a disciplinary proceeding, documents have been made available to that respondent for inspection and copying pursuant to Rule 230, the respondent, or the interested division may make a motion for summary disposition of any or all allegations of the order instituting proceedings with respect to that respondent.
. . . .

(b) The hearing officer may grant the motion for summary disposition if there is no genuine issue with regard to any material fact and the party making the motion is entitled to a summary disposition as a matter of law.

Section 13(a) of the Exchange Act and the Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13.

The Motion is granted because Artfest has failed to comply with Section 13(a) of the Exchange Act and Exchange Rules 13a-1 and 13a-13 thereunder, there are no material issues of fact, and the Division is correct on the merits as a matter of law.

Exchange Act Section 12(j) authorizes the Commission, where it is necessary or appropriate for the protection of investors, after notice and opportunity for hearing, "to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds" that the issuer has not complied with any provision of the statute or a rule thereunder. The case law is clear:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are 'relatively unknown and insubstantial.'

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (citations omitted). The Commission has cited Beisinger in numerous opinions involving Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13, such as Gateway International Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430. Analysis of the factors set out in Gateway: (1) seriousness of the issuer's violations; (2) isolated or recurrent nature of the violations;

(3) degree of culpability; (4) extent of the issuer's efforts to remedy past violations and ensure future compliance; and (5) credibility of issuer's efforts to assure future compliance, shows that Artfest has been in consistent violation of the periodic filing requirements for over two years and three months, involving numerous quarterly filings and two annual filings with audited financials; that from its prior filings it knew what was required; and that it gave false representations that an accountant would soon submit audited materials because it has not paid $2,000, an amount necessary for the work to begin. Declaration, 2-3. The Motion notes that similar to <u>Gateway</u>, Artfest has not filed required Forms 12b-25 requesting extensions of time to make its delinquent filings and this could be considered evidence of heightened culpability. Motion at 8. The Motion also suggests that the violations of Artfest's officers and director to make the individual filing requirements required by Exchange Act Sections 13(d) and 16(a) should be considered as well as Artfest's failure to comply with Exchange Sections 14(a) and (c) in assessing a sanction. <u>Id.</u> at 8-12.

The Commission's case law, such as <u>Impax Laboratories, Inc.</u>, Exchange Act Release No. 57864, (May 23, 2008), 93 SEC Docket 6241, 6252 ("recurrent failure to file periodic reports so serious that only a strongly compelling showing with respect to other factors would justify a lesser sanction than revocation."), is persuasive that it is necessary and appropriate for the protection of investors to revoke the registration of Artfest's registered securities.

Order

Based on the findings and conclusions set forth above:

I ORDER THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Artfest International, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. <u>See</u> 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

_____
Brenda P. Murray
Chief Administrative Law Judge